UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                                                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Update to the Fiscal Third Quarter Ended March 31, 2026 Earnings Release

This Amendment No. 1 (the “Amendment”) amends the current report on Form 6-K originally furnished by Bioceres Crop Solutions Corp. (the “Company”) with the U.S. Securities and Exchange Commission on May 11, 2026 (the “Original Form 6-K”), which included the Company’s earnings release reporting financial and operating results for the fiscal third quarter ended March 31, 2026.

Subsequent to the furnishing of the Original Form 6-K, the Company recorded an additional provision of approximately $3.4 million in accordance with IAS 37 due to a reassessment related to contingent payment obligations associated with historical acquisition arrangements. The adjustment did not affect revenues, Adjusted EBITDA, cash balances, indebtedness balances, or the operational discussion previously disclosed in the Original Form 6-K.

Exhibit 99.1 hereto supersedes and replaces Exhibit 99.1 of the Original Form 6-K. Except as specifically described herein, and certain immaterial conforming changes, no other material changes have been made to the Original Form 6-K and the remaining disclosures therein remain unchanged.

In addition, the Company continues to evaluate matters arising in the context of the ongoing litigation and related developments in connection with the completion of the review process relating to the Company’s unaudited interim condensed consolidated financial statements as of March 31, 2026 and June 30, 2025, and for the three and nine-month periods ended March 31, 2026 and 2025.

Court Hearing

On June 16, 2026, the Supreme Court of the State of New York, County of New York (Schecter, J.) held oral argument in Jasper Lake Ventures One LLC, et al. v. Bioceres Crop Solutions Corp., et al., Index No. 659704/2025, on two pending motions: Defendants’ Motion for Leave to Amend their counterclaims (Motion Seq. 007) and Plaintiffs’ Motion for Partial Summary Judgment on Liability (Motion Seq. 008).

Following oral argument, the Court denied the Motion for Leave to Amend, finding that contractual waiver provisions in the operative Note Purchase Agreements Amendments and Guarantees barred the proposed counterclaims, and granted Plaintiffs’ Motion for Partial Summary Judgment on Liability, finding that multiple Events of Default had occurred, that Plaintiffs had validly accelerated the obligations, and that both the Company and the Guarantors under the Note Purchase Agreements are liable. The Court’s ruling addresses liability only. Damages, default interest, contractual premiums and fees, any deficiency accounting, and related issues, including the commercial reasonableness of the January 20, 2026, auction of the foreclosed on assets of Pro Farm Group, Inc., remain to be determined. The Company and the Guarantors under the Note Purchase Agreements continue to contest the allegations and intend to defend the matter vigorously.

Exhibit List

Exhibit No.	Description
99.1	Updated earnings release for fiscal third quarter ended March 31, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: June 19, 2026	By:	/s/ Federico Trucco
	Name:	Federico Trucco
	Title:	Chief Executive Officer